UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934


                     MID-ATLANTIC HOME HEALTH NETWORK, INC.
                 (Name of Small Business Issuer in its Charter)



             Nevada                                        87-0355899
             ------                                        ----------
     (State of other jurisdiction                       (I.R.S. Employer
        of incorporation or                            Identification No.)
           organization)



 7504 Diplomat Drive, Suite 101, Manassas, VA                        22110
 --------------------------------------------                        -----
(Address of principal executive offices)                           (Zip Code)



Issuer's Telephone number:  (703) 335-1957
                            --------------


Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                                (Title of Class)



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PART I
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ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------------------------------------------------------

Historical Overview of the Company

         Mid-Atlantic Home Health Network, Inc. was originally incorporated under the laws of the State of Utah on December 28, 1979 as U-Can Resources, Inc.

         On January 31, 1980, the Company commenced a public offering to residents of the State of Utah of 7,500,000 shares of its common stock for a total of $75,000. The public offering was made pursuant to the provisions of the exemption from registration contained in Section 3(a)(11) of the Securities Act of 1933, as amended. The Company filed with the Utah Securities Commission of the State of Utah a Registration Statement under the Utah Uniform Securities Act with respect to the shares of common stock which were offered. An Offering Circular was used in connection with the offering, which was an exhibit to the Registration Statement. The offering was completely sold.

         The Company changed its corporate domicile from Utah to Nevada by merging with a Nevada corporation, which was effective as of February 24, 1993 in Utah and March 26, 1993 in Nevada. The provisions of the Merger Agreement required a change of corporate name to Trinity Gas Corporation and a twenty-five
(25) for one (1) reverse split of the Company's common stock.

         On July 8, 1993, the Company changed its name to Petro-Sers Corporation in order to not be confused with another corporation with a similar name.

         The Company did not conduct any business activities until December 9, 1994 when it executed an Exchange Agreement with Oak Springs Nursing Home Limited Partnership for the acquisition of all of the outstanding stock of Hunt Country Home Health, Inc., a Virginia corporation. As a result of this corporate reorganization, Hunt Country Home Health, Inc. became a wholly owned subsidiary of the Company.

         The Company changed its name to Mid-Atlantic Home Health Network, Inc. It authorized two (2) classes of stock. The present authorized capitalization is 200,000,000 shares of Class A common stock and 10,000 shares of Class B common stock. The common stock of the Company was exchanged on a share-for-share basis for a share of the Class A common stock, par value one mill ($0.001) per share. The Class A common stock, voting as a class, elects one-third of the Board of Directors and the Class B common stock, voting as a class, elects two-thirds of


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the Board. The consideration for the acquisition of all of the outstanding stock of Hunt Country Home Health, Inc. was 20,474,628 shares of Class A common stock and 10,000 shares of Class B common stock. This transaction was exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, pursuant to the exemption contained in Section 4(2) of that Act. The stock certificates have a legend imprinted thereon, stop transfer instructions have been placed against the stock and investment letter agreements have been executed and received by the transfer agent.

         Mid-Atlantic is a regionally based home health company established to provide quality services and home medical products in a cost-competitive manner to the Mid-Atlantic region. Since its acquisition of Hunt Country Nursing
Services and National Nurses Service in June of 1995 (See Business of the Company), the majority of Mid-Atlantic's business has involved the provision of nursing staff services to hospitals, nursing homes and other facilities such as clinics, correctional facilities and schools, as well as certified home health and private duty nursing services.

         To management's knowledge, the Company has not been subject to bankruptcy, receivership or any similar proceedings.

         The Company currently employs approximately 450 full-time employees. The Company's principal executive office is located at 7405 Diplomat Drive, Suite 101, Manassas, Virginia 22110. The Company has administrative offices at the following locations:

      578 Waterloo Road                           1807 Libbie Avenue
      Warrenton, Virginia  22186                  Richmond, Virginia 23226

      607B Jefferson Davis Highway                2971 Valley Avenue
      Fredericksburg, Virginia  22401             Winchester, Virginia 22601

      2521 Leechburg Road, 2nd  Floor             10760B Ambassador Drive
      Lower Burrell, Pennsylvania  15068          Manassas, Virginia 20109

      614 Hastings Lane                           Teakwood Office Park
      Warrenton, Virginia 20186                   1413 Tappahannock Blvd., #4
                                                  Tappahannock, Virgina 22560

      10800 Midlothian Turnpike, Suite 152        8630 Fenton Street, Suite 222
      Richmond, Virginia 23235                    Silver Spring, Maryland 20910

Business of the Issuer:

The Home Health Care Business of the Company

         Mid-Atlantic is a regionally based home health company established to provide quality services and home medical products in a cost-competitive manner to the Mid-Atlantic region. Mid-Atlantic delivers care to persons in a variety of settings, including private homes, hospitals and nursing homes. Since its acquisition of Hunt Country Nursing Services and National Nurses Service (See discussion below), the majority of Mid-Atlantic's business has involved providing nursing staff for clinics, long-term care facilities, hospitals and clinics, correctional facilities and schools. Services are provided to persons of all ages and with all levels of health or health related needs, varying from high technology interventions to companionship and services. Mid-Atlantic carefully seeks and hires competent staff who participate in continuing education programs. All of Mid-Atlantic's health care providers are licensed and bonded. This assures the Company's dedication to quality, consistent delivery state-of-the-art services with a caring approach.

         Mid-Atlantic provides medical equipment, home infusion and around-the-clock skilled nursing. Registered nurses, Licensed Practical Nurses and Vocational Nurses, as well as Physical, Occupational, Speech and Respiratory Therapists work under the direction of physicians in the setting of personal homes.

         Mid-Atlantic  provides  its  services  through  four  entities.   These
entities are wholly-owned subsidiaries.

Hunt Country Home Health

         In the Spring of 1995, the Company acquired Hunt Country Home Health, Inc. from the Oak Springs Nursing Home Limited Partnership, the Company's majority shareholder.

         Hunt Country Home Health performs approximately 600 to 800 home health visits per month. With this case load, a wide spectrum of services requiring basic skills to high tech skills are performed. Generally, the services provided fall into the following program priorities:

         o Essential physical care which may require frequent visits including weekends, in the absence of which the patient might otherwise require hospitalization or nursing home care.

         o        Patients in need of  intravenous  therapy,  hyperalimentation,
                  blood   transfusions  or  other   intensive   skilled  nursing
                  modalities.

         o Patients with open wounds which require dressing changes or irrigations, in addition to frequent skilled assessment for significant infections.

         o Patients in need of rehabilitation services which can be provided in the home and which can maximize the level of functioning.


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         o        In-home  patients  whose  condition has  deteriorated  and who would otherwise require hospitalization.

         o Homebound patients in need of blood testing. The home care nurse draws the blood, evaluates the patient and carries out related teaching, which allows the physician to monitor the patient's condition while he remains in the home.

         The Company's home health program provides skilled nursing, physical therapy, occupational therapy, clinical social work, speech pathology and home health aide services. These services form the basic framework of the traditional home health services and disciplines which include skilled nursing for the assessment, teaching and provision of care, physical therapy for ambulation and muscle strengthening, occupation therapy for assisting persons to restore functions in order to perform Activities of Daily Living ("ADL"), home health aid for personal care and assistance in ADL's, speech therapy for restoration of communication, and social services for assessment of, and assistance with, emotional social problems interfering with the plan of care. These services are provided to any appropriate referral. Visit duration is usually two hours or less, two to three times per week.

         Most visits are made to patients experiencing heart disease, cancer, diabetes, AIDS, fractures and strokes. Selected specialty programs are:


         Wound Care Program

                  The primary goal of this program is the restitution of skin integrity. The program's objectives are to provide skilled assessments and intervention for the home bound patient with a wound care problem. A secondary goal is to provide continuity of care while decreasing hospital length of stay for selected patients with wound care problems. This program is provided to patients with severe wounds that require daily or twice-a-day dressing changes.

         Home Intravenous Therapy

                  The goal of this program is to provide a patient with intravenous therapy in a well-monitored home environment. The program is designed for patients in need of intravenous antibiotic therapy, TPN therapy, pain management, hydration, chemotherapy or other IV fluids proven safe for home use and which will prevent hospitalization. Infusions visits will include the care and maintenance for Groshong Catheters, Hickman Catheters, Med-a-Ports, Port-a-Caths, subcutaneous infusions, PICC lines and Peripheral IV's and all related clinical observations and teaching.

         Rehabilitation Program

                  The goal of this program is to maximize the level of functioning for selected home care patients with deficits in functional ability. The program is restorative and multi-disciplinary, often focusing on patients with neurological or orthopaedic diagnoses. This program provides therapy needs assessment and management care conducted by the therapy team under the direction of the referring physician, with the agreement of the patients and families.

         Hunt Country Home Health has a home office located in Manassas, Virginia and additional offices located in Fredricksburg and Warrenton. In 1997, over 11,000 home visits provided skilled nursing care, physical therapy, occupational therapy, speech therapy, home health aide and medical social work. Visit duration was usually two hours or less, two to three times per week.


Western Pennsylvania Home Health Network, Inc.

         On March 1, 1995, the Company created a subsidiary known as Western Pennsylvania Home Health Network, Inc. ("WPHHN"). WPHHN is wholly owned by Mid-Atlantic. WPHHN provides personal care/homemaker services to the Western Pennsylvania area. WPHHN became operational with the acquisition of personal care and home health contracts in Westmoreland County, Pennsylvania. A signed contract was entered into for over $1.5 million in personal care services, home health services and attendant care services over a three year period. There is no assurance that the contracts will be renewed for July 1, 1998 or beyond.

National Nurses Service, Inc.

         On June 30, 1995, the Company acquired ATLIS Health Services, Inc., which then was doing business under the name National Nurses Service. Mid-Atlantic maintained the corporate entity, but changed its name to National Nurses Service, Inc.
("NNS").

          NNS has three offices in the Maryland-Washington, D.C. metropolitan area, Tappahannock and Richmond, Virginia areas. NNS is a leading provider of supplemental staffing, including nursing, rehabilitative therapy and certified nursing assistant services to hospitals, nursing homes, medical clinics, correctional facilities, schools, and other governmental facilities. It is also


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certified by the  Medicare  and  Medicaid  programs in Virginia as a provider of both skilled and para-professional home health care services.

         NNS currently has an active roster of more than 1,200 clinical employees from which to fill its assignments. Revenues are currently operating at $10.0 million per year. NNS's strength's are:

         o        Diversified   referral   sources  and  major   contracts  with
                  institutions and agencies, which generate a steady stream of revenue.

         o        Revenues projected at $10.0 million in 1998.

         o Leading provider of supplemental staffing services to correctional facilities, a rapidly growing source of referrals due to the ever increasing prison population and increased acuity levels.

         o Certification by the Medicare and Medicaid programs in the State of Virginia to provide home health care services.

         o An advanced on-line computerized scheduling and job matching system supports NNS's supplemental staffing operations.

Hunt Country Nursing Services, Inc.

         In connection with its acquisition of NNS, on June 30, 1995, Mid-Atlantic acquired Hunt Country Nursing Services, Inc. ("HCNS") from its majority shareholder, Oak Springs Nursing Home Limited Partnership. HCNS is a private duty nursing company that provides professional nurses and nursing assistants to patients in the home for 4 to 24 hours per day, 7 days per week. HCNS is located in Northern Virginia and generates approximately $2 million in revenues per year. With NNS, HCNS comprises the majority of services provided by the Company and a majority of the Company's revenue is derived from the operations of NNS and HCNS.

Competition

         The Company faces well established and well funded competition. Home care agencies face increasing competition. Since 1965 the Medicare Program has greatly accelerated the industry's growth. Medicare made home health services, primarily skilled nursing and therapy of a curative or restorative nature, available to the elderly and, beginning in 1973, to certain disabled young
Americans. Between 1967 and 1980, the number of agencies certified to participate in the Medicare program nearly doubled, from 1,753 to 2,924. Between 1980 and 1985, the number of agencies nearly doubled again to 5,983. The

National Association for Home Care has identified a total of 20,215 home care agencies in the United States as of December 31, 1996 (See Figure 1 below). As the number in Figure 1 below indicates, the number of competitors is increasing. Accordingly, the Company faces significant competition in its chosen area of business.

                                    Figure 1


                                 Certified
                                 Agencies
Year            Total              HHAs              Hospices          Other
----            -----            --------            --------          -----
1989            11,097             5,676               597             4,824
1990            11,765             5,695               774             5,296
1991            12,433             5,780               898             5,755
1992            12,497             6,004             1,039             5,454
1993            13,959             6,497             1,223             6,239
1994            15,027             7,521             1,459             6,047
1995            18,874             9,120             1,857             7,897
1996            20,215            10,027             2,154             8,034

Source:           NAHC inventory of home care agencies

Governmental Regulation

         The Company relies heavily on payments made by governmental entities for the services provided. Medicare is the largest single payor of home care services. In 1992, Medicare spending accounted for more than a third of total home care expenditures. Other public funding sources for home care include Medicaid, the Older Americans Act, Title XX Social Security Block Grants, the Veteran's Administration, and CHAMPUS. Private insurance comprises only a small proportion of home care payments. As a result, the Company must deal with governmental entities and the regulations those entities impose upon their respective payment mechanisms. The Company faces, and must deal with, uncertainties associated with changes in the reimbursement systems imposed by the entities, especially in the Medicare and Medicaid systems. There is no assurance that such systems will not undergo radical change which could impact upon the Company's profitability. Indeed, recent legislation is estimated to reduce reimbursement of the Medicare Agency by 20%. This will impact Hunt Country Home Health. It will not impact Hunt Country Nursing Services, Western Pennsylvania Home Health Network, Inc. and will have minimal impact on National Nurses Service.

Risks Associated with Operations

         The risks associated herewith include the following: no assurance of profitability from its operations; a potential future need for funds; significant government regulations; reliance on current management; increase in competition; a lack of a current market for the securities; and the uncertainties associated with changes in the health care system. All decisions with respect to the management of the Company are made exclusively by the Company.

         Although the Company does not anticipate the accumulation of debts, in the event of a dissolution and termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed to the shareholders only after the satisfaction of claims of all creditors. Accordingly, the ability of a shareholder to recover all or any portion of his investment under such circumstances will depend on the amount of funds realized and the claims to be satisfied.

Employees

         As of March of 1998, the Company had approximately 450 full-time equivalent employees. None of the Company employees are subject to a collective bargaining agreement and the Company believes its relations with its employees are good.

--------------------------------------------------------------------------------
ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION OR PLAN OF OPERATION
--------------------------------------------------------------------------------

Overview

         The Company's success is dependent on its ability to raise additional capital to effect all aspects of its operations.

         The discussion contained in this Item 2 is "forward looking", as that term is identified in, or contemplated by, Section 27A of the Securities Act and
Section 21E of the Exchange Act. Accordingly, actual results may materially differ from projections or anticipated trends or plans.

         In the next twelve months, the Company has no plans to purchase or sell any significant capital assets in the form of either plant or equipment, with the exception of office equipment and furnishings to effect its administrative activities.

         The Company's strategic plan is to finance an aggressive acquisitions program by purchasing targeted home health, private duty nursing and health staffing companies with stock and cash. Acquisitions will be targeted based on several factors including: (1) location and proximity to areas covered by major HMO's serving an elderly/retirement population; (2) quality of services provided; (3) quality of management; and, (4) revenue history. Once significant HMO market distribution has been accomplished, the Company will begin to develop capitated rates and negotiate group service contracts with HMO's, large insurance carriers and integrated delivery systems covering the service areas.

         The Company's strategic plan includes acquiring home health agencies, private duty nursing companies and nurse staffing companies, primarily in Maryland, Washington, D.C., Virginia and Delaware through a selection process based on site location, demographic overview and Medicare/Medicaid certifications. The following is a list of criteria for the acquisitions program:

         o Locations should be in areas covered by Maryland, Virginia, and Washington, D.C. HMO's with enrollment of no less than 50,000 lives.

         o Locations should be in areas with a growing retirement and elderly population.

         o Locations should be in areas currently under served as defined by demographics.

         o Locations should be distributed geographically to provide a broad base of access points for home health services.

         o        Home health agencies should be Medicare/Medicaid certified.

         o        Home health agencies should be JCAHO or JCAHO eligible.

         o A valuation methodology will be determined based on accepted industry standards.

         o Standard management agreements will be developed for existing administrators.

         This list is a set guideline for the Company's management. These items are not intended to be a restrictive list of requirements for the Company's acquisition candidates. Management will have the sole authority and discretion to base acquisition decisions on its independent judgment using above as guidelines. Also, the Company's strategic plan may be limited by factors such as availability of entities for acquisition, changes in home health care costs which are paid by insurance companies and the government, and availability of capital from sources outside the Company, to name a few.

         During 1998, the Company plans to focus on efforts to increase revenue. The Company believes it will be able to raise the necessary funds to accomplish its goals.

Review of Operations During 1996 and 1997

Trends, events or uncertainties, and short-term and long-term liquidity:

         There are several factors that impact MAHN in terms of its short-term and long-term liquidity. First, on the positive side, the Company has increased demand for medical staffing services. The Company's ability to recruit nurses and certified nursing assistants to meet this rising demand has been a primary challenge. In short, there is a rising demand for the largest segment of the Company's business--providing nursing personnel to hospitals, nursing homes, clinics, schools, ambulatory care facilities and correctional facilities. At the same time, the Company's focus is now on the recruitment and placement of these personnel. The Company has been successful in the marketing side of its primary business of providing temporary nurse staffing. As it improves on its recruitment efforts, the Company anticipates that its revenues will grow. Eighty-seven percent (87%) of the Company's billings are financed by National Century. Accordingly, the Company has a ready source of liquidity to take on additional business. This is especially important as it offers the Company the opportunity to bid on contracts offered by governmental entities in the Company's region.

         Less than 15% of the Company's revenues are involved with providing Medicare Certified home health services. MAHN owns Hunt Country Home Health which operates in Northern Virginia. This agency, and two smaller agencies located in Richmond and Tappahannock, Virginia are subject to new Medicare regulations which the Company anticipates will both reduce reimbursement on a per visit basis by 20- 30% and reduce the numbers of patients that can be considered as eligible for home care. In addition, the home care industry has been informed by HCFA that surety bonds must be obtained to assure HCFA that they are protected on any over payments of Medicare funds. Only a small percentage of independent Medicare agencies have been able to comply with this requirement to date. This places the viability of the Company's Medicare home health operations in question. Indeed the viability of small independent agencies throughout the country is now in doubt. Either the failure to secure a surety bond, (which the Company has been unable to obtain), or the reduced reimbursement may cause a short-term liquidity problem for Hunt Country Home Health.

         MAHN may be liable in July of 1998 for additional funds related to the purchase of National Nurses Service. The precise amount of the liability is uncertain at this time. However, management does believe that it can negotiate a settlement with the sellers that will not have a material effect on the Company's financial position although it may involve some distribution of funds in 1998.

The Company's internal and external sources of liquidity:

         MAHN owns four companies. Two of those companies have financing arrangements with National Century in Ohio. National Century remits 87% of the Company's billings on a current basis. This has allowed the major company--National Nurses Service to bid on large governmental contracts and finance its receivables quickly. Indeed in the past year, National Nurses Service signed two five (5) year contracts with the Washington D.C.
government--one for staffing of its schools and one for staffing of its correctional facilities.

         Internal liquidity has been generated strictly by the profitability of the enterprise. The Company has the capacity to raise additional funds by financing the receivables of its private duty nursing company, Hunt Country Nursing Services.

Material commitments for capital expenditures:

         There are no material commitments for capital expenditures at this time. As previously stated, the Company may be liable for additional amounts related to a potential purchase price adjustment of the acquisition of National Nurses Service. Management does believe that it can negotiate a settlement with the sellers of that entity.

Trends, events or uncertainties that have impact on operations:

         There are two major trends that are impacting MAHN at this time. On the positive side, the demand for temporary nurse staffing is continuing unabated. Management does not see a reduction in this demand at this time. The Company's challenge is in the recruitment of able personnel to fill the demand for nursing and certified nursing assistant positions. If the Company can meet that challenge, it should see the revenues of its largest entity, National Nurses Service, increase.

         On the negative side, the Company is aware that recent Medicare legislation significantly erodes reimbursement to Medicare Certified Home Health Agencies and the requirements to have a surety bond in place could jeopardize the very existence of that agency. The Company's Medicare home health business is less than 15% of its revenues and virtually none of its profit.

Significant elements of income or loss that do not arise from operations:

         There are no significant elements of income or loss that do not arise from the Company's continuing operations.

Changes from period to period in line items:

         In 1997, there was a reduction in revenues of 3.7%. The reduction occurred primarily due to a decrease in Medicare Certified Home Health revenues in the last quarter of 1997, as well as a continuing reduction in nurse staffing for correctional facilities. The reduction in revenues was matched by a reduction in patient care costs. Specifically, revenues declined $528,000 and patient care costs declined $557,000.

         There was an increase in general and administrative expenses between 1996 and 1997 of $115,000. This was primarily due to an effort to centralize in-take and scheduling for the Company's private duty and Medicare Certified Home Health operations. In addition, difficulties were encountered in data processing conversions in the Company's private duty nursing company. The centralization of in-take and scheduling efforts has been discontinued. The Company is continuing to resolve its automation issues.

         Interest expense declined in 1997 versus 1996 by $97,000. This reduction in net interest expense is partially due to improved cash management as well as the collection of interest due to National Nurses Service from the Washington D.C.
Government.

         Income before income taxes declined $26,000 in 1997. This reflects an obviously reasonably stable operation between these two years.


--------------------------------------------------------------------------------
ITEM 3.           DESCRIPTION OF PROPERTY
--------------------------------------------------------------------------------

         Hunt Country Home Health owns approximately 1,000 square feet of office space located at 7504 Diplomat Drive, Suite 101, Manassas, Virginia 22110, telephone number (703) 355-1957.

         The Company is not engaged in the business of investing in real estate or real estate mortgages, however it does own its office at 7504 Diplomat Drive in Manassas, Virginia.

--------------------------------------------------------------------------------
ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                  AND MANAGEMENT
--------------------------------------------------------------------------------



(a)      5% Shareholders:

         The following information sets forth certain information as of April 17, 1998 by each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Class A Common Stock: (100% of the Company's Class B Common Stock is owned by Oak Springs Nursing Home Limited Partnership.)


                     (2)
(1)         Name and Address                      (3)                    (4)
Title       of Beneficial                      Amount and Nature of   Percent of
of Class    Owner                              Beneficial Ownership   Class
--------    -------------------                --------------------   ----------

Common      Oak Springs Nursing Home
Stock       Limited Partnership                    10,063,778(1)         80%
Class A     c/o Philip V. Warman
            7504 Diplomat Drive, Suite 101
            Manassas, Virginia  22110

            Nevada Agency and Trust Co.               697,498             6%
            50 West Liberty Street, Suite 880
            Reno, Nevada 89501







-----------------------------
     (1) Two of the Company's directors, Philip V. Warman and Jacob L. Mathews, M.D. are General Partners of Oak Springs Nursing Home Limited Partnership.

(b)      Security Ownership of Management:

                  (2)
(1)        Name and Address                      (3)                    (4)
Title      of Beneficial                  Amount and Nature of       Percent of
of Class   Owner                          Beneficial Ownership       Class
--------   ----------------               --------------------       ----------

Common     Philip V. Warman                      10,092,9342            80%
Stock               7504 Diplomat Drive
Class A    Manassas, Virginia  22110

           Dennis Light                              167,000             1%
           7504 Diplomat Drive
           Manassas, Virginia 22110

           Ronald L. Messenheimer                      9,500        Less than 1%
           7504 Diplomat Drive
           Manassas, Virginia 22110

           All Directors and                      10,269,434            81 %
           Officers as a Group

(c)      Changes in Control:

         There is no arrangement which may result in a change in control.


--------------------------------------------------------------------------------
ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                  CONTROL PERSONS
--------------------------------------------------------------------------------

(a)      Directors and Executive Officers

         As of April 1, 1998, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:

--------
     (2) Of this amount, 10,063,778 shares are owned by Oak Springs Nursing Home Limited Partnership, of which Mr. Warman is a general partner.

                                                       (3)*
(1)                      (2)                           Period Served As
Name                     Age  Position                 Director
----                     ---  --------                 ----------------

Philip V. Warman         54   Chairman of the Board,   Dec. 9, 1994 to present
                              Treasurer and Director

Dennis S. Light          54   President and            Dec. 9, 1994 to present
                              Director

J.L. Mathews, M.D.       64   Secretary, Medical       Dec. 9, 1994 to present
                              Director and Director

Ronald L. Messenheimer   46   President of NNS         July 1, 1995 to present

*The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.


         (4)      Business Experience:

Philip V. Warman
----------------

         Philip V. Warman is the Chairman of the Board and has over 26 years experience in health venture development and health care financial management. He also serves as the Company's Treasurer and is a director. He has a degree in Business Administration from Wake Forest University. Mr. Warman served in various positions at Prince William Hospital culminating as Senior Vice President. During his 18 years at Prince William Hospital, he acquired Annaburg Manor Nursing Home, initiated home health, DME, private duty, physician billing, a collection agency, a child care enter and an alcoholic treatment center.

         Since 1981, Mr. Warman has been Managing General Partner of Oak Springs Nursing Home Limited Partnership, the Company's majority and controlling shareholder.

Dennis S. Light, M.P.H.
-----------------------

         The President of the Company is Mr. Dennis S. Light. Mr. Light has more than 25 years experience in health venture development and health care financial management. He has an undergraduate degree in Business Administration and a Masters Degree in Hospital Administration from UCLA. For nine years, he served as Chief Financial Officer of Arlington Hospital at Arlington, Virginia. Prior to this position, he served as Chief Financial Administrator of Samuel Merritt Hospital in Oakland, California. Mr. Light also is a director of the Company.

Jacob L. Mathews, M.D.
----------------------

         Jacob  L.  Mathews,  M.D.,  is  Medical  Director  of the  Company  and
HealthCare Ventures, Inc., and is a General Partner and part owner of Oak Springs Nursing Home Limited Partnership. Dr. Mathews also is a director of the Company. Dr. Mathews supervises all protocols, policies and procedures from a medical perspective.

         Dr. Mathews received his Bachelors Degree from the University of Virginia and his Medical Degree from the Medical College of Virginia in 1960. Dr. Mathews practiced family medicine from 1961 to 1973. In 1973, he became Chairman and Director of Emergency Medicine at Prince William Hospital. Since 1986, Dr. Mathews has been Medical Director of HealthCare Ventures, Inc.

Ronald L. Messenheimer
----------------------

         Ronald L. Messenheimer is the President of National Nurses Service. Mr. Messenheimer earned a Bachelor of Science degree in Business and Management with a major in Accounting from the University of Maryland in 1974. From 1991 to the present he has led the growth of ATLIS Health Services from $5.5 million in revenues in 1991 to a projected revenue level of over $13.5 million for 1995. During his tenure as president, NNS entered the home health market by obtaining Medicaid certification in 1991 and Medicare certification in 1992. Mr. Messenheimer negotiated the purchase of a small Medicare-certified home health agency in June of 1993 established a specialized AIDS treatment program. He created a rehabilitation service company in early 1994. Mr. Messenheimer has direct responsibility for essentially all payroll, billing, financial (exclusive of credit arrangements), human resources and administrative functions, as well as day-to-day operating responsibility of NNS. NNS currently has 75 full time employees and an additional 1,200 active employees of which approximately 600 work each week. Prior to 1991, Mr. Messenheimer was President of ATLIS Federal Services and served in various capacities with UNC, Inc.


 (5)     Directors of Other Reporting Companies:

         None of the directors are directors of other reporting companies.

(b)      Employees:

         The officers and directors who are identified above are significant employees of the Company.

(c)      Family Relationships:

         There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of the Company.

(d)      Involvement in Certain Legal Proceedings:

         None of the officers and directors of the Company have been involved in the past five (5) years in any of the following:

         (1)     Bankruptcy proceedings;

         (2)     Subject to criminal proceedings or convicted of a criminal act;

         (3) Subject to any order, judgment or decree entered by any Court for violating any laws relating to business, securities or banking activities; or

         (4) Subject to any order for violation of federal or state securities laws or commodities laws.

--------------------------------------------------------------------------------
ITEM 6.           EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

                                           Summary Compensation Table

                                                            Long Term Compensation
                                                    ------------------------------------------
                             Annual Compensation        Awards                     Payouts
                           -----------------------  --------------              --------------
                                                      (e)              (g)
                                                    Other     (f)     Securities         (i)
 (a)                                                Annual  Restricted Under-    (h)    Other
Name and                             (c)      (d)   Compen- Stock     Lying     LTIP    Compen-
Principal                   (b)    Salary    Bonus  sation  Awards    Options/  Payouts sation
Position                    Year   $          ($)     ($)     ($)     SARs(#)    ($)     ($)
--------                   ------  ------    -----  ------  ------    --------  ------  ------

Philip V. Warman
Chief Execu-               1997    $ None   $ None  $ None  $ None    None      None    $11,075****
tive Officer               1996    $ None   $ None  $ None  $ None    None      None    $11,075****
and Treasurer              1995    $ None   $ None  $ None  $ None    None      None    $11,075****

Dennis S. Light
President                  1997    $13,629**$ None  $ None  $ None    None      None    $14,000*****
                           1996    $ None   $ None  $ None 21,000 sh. None      None      None
                           1995    $ None   $ None  $ None 17,000 sh. None      None      None

J.L. Mathews, M.D.
Secretary,and              1997    $ None   $ None  $ None  $ None    None      None    $ 6,425****
Medical                    1996    $ None   $ None  $ None  $ None    None      None    $ 6,425****
Director                   1995    $ None   $ None  $ None  $ None    None      None    $ 6,425****

Kristine A. Birmingham
Assistant                  1997    $ None   $ None  $ None  4,200 sh. None      None      None
Secretary                  1996    $ None   $ None  $ None  3,000 sh. None      None      None
                           1995    $ None   $ None  $ None  $ None    None      None      None

Ronald L. Messenheimer
President of               1997    $83,036**$ None  $ None  4,000 sh. None      None      None
NNS                        1996    $95,864  $ None  $ None  3,500 sh. None      None      None
                           1995    $41,500*** None  $ None  $ None    None      None      None

----------------------------------------------
This information is provided in regards to Mid-Atlantic Home Health Network Agencies, Hunt Country Home Health, Hunt Country Nursing Services, National Nurses Service and Western PA Home Health Network, Inc.

*Kristine A. Birmingham resigned her position in early 1998 and was replace by Robert Evans
**In October of 1997, Ronald L. Messenheimer resigned as President of National Nurses Service and was reinstated as President on April 27, 1998.
***Ronald L. Messenheimer was hired in July of 1995 as President of National Nurses Service.
****This "other compensation" is representative of partnership draws at Hunt Country Nursing Services.
*****This "other compensation" is representative of payments made by National Nurses Service to Creative Health Ventures, a corporation owned 100% by Dennis Light.

--------------------------------------------------------------------------------
ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         Mid-Atlantic has entered into many of its lines of business since the corporation's named was changed in December of 1994 by acquiring entities or businesses from entities related to the Company's management. As evident from the discussion in the preceding sections, various members of management maintain their relationships with other entities from which the Company acquired its businesses and with which the Company interacts as part of the Company's ongoing business.

         The Company acquired Hunt Country Home Health from Oak Springs Nursing Home Limited Partnership ("OSNHLP") in the Spring of 1995 for 10,224,628 shares of the Company's Class A Common Stock and 10,000 shares of the Company's Class B Common Stock. OSNHLP thereby became the Company's majority stockholder, now owning approximately 80% of the Company's Class A Common Stock and 100% of the Company's Class B Common Stock. The Company's Chairman of the Board, Philip Warman, and its Secretary, J.L. Mathews, M.D., are the general partners of OSNHLP. Because this acquisition involved an entity related to the Company, the Company has booked the acquisition of Hunt Country Home Health on a "processor cost" basis. Also. OSNHLP has guaranteed a number of the Company's debt obligations, as discussed in Note 4 of the Consolidated Financial Report contained in Part F/S on this Form 10-SB.

         In March of 1995, the Company establish a subsidiary corporation named Western Pennsylvania Home Health Network, Inc. WPHHN is wholly owned by Mid-Atlantic and its financial statements are consolidated with those of
Mid-Atlantic  in  the  financial   statements   attached  to  this  registration
statement.

         On June 30, 1995, the Company acquired ATLIS Health Services, Inc., which then was doing business under the name National Nurses Service. The Company changed the subsidiary's name to National Nurses Service, Inc. ("NNS"). All of the stock in NNS was acquired by the Company from Atlis Systems, Inc. in exchange for 500,000 shares of the Company's Class A Common Stock. As a result, Atlis Systems, Inc. owns approximately 4% of the issued and outstanding shares of the Company's Class A Common Stock.

         When the Company acquired NNS, it also acquired Hunt Country Nursing Services, Inc. The Company acquired HCNS from Oak Springs Nursing Home Limited Partnership, the Company's majority shareholder. The Company paid OSNHLP book value for all the issued and outstanding shares of HCNS, an amount equal to approximately $1,000.

         National Nurses Services, Inc. has a consult contract with Creative Health Ventures, Inc. under the terms of which NNS pays CHV $2,000 per month. CHV is owned by Dennis Light, the Company's president.

         The Company's business efforts are coordinated with those of other entities related to, or controlled by, Oak Springs Nursing Home Limited Partnership. Periodically, Oak Springs and its affiliates provide the Company with funds needed for various transactions. Oak Springs also enters into debt on behalf of the Company. Rather than Oak Springs immediately transferring cash to the Company at the time the debt is entered into, the Company records an amount due from the affiliate. Amounts due from and due to affiliates as of December 31, 1997 and 1996 were as follows:
                                                   1997       1996
                                                 --------   --------
Due from affiliates:
         Oak Springs                             $181,924   $132,433
         Center for Ambulatory/Home
            Infusion Services                       9,783     16,240
         Health Care Ventures, Inc.                  --       29,700
         Home Health Services of
            Allegheny County, Inc.                 31,881       --
         Core Connection of Pennsylvania, Inc.        146
                                                 --------   --------

                                                  223,734   $178,373
                                                 ========   ========

Due to affiliates:
         Health Care Ventures, Inc.              $ 44,551   $   --
         Health Ventures Group                     25,185     28,265
         Home Health Services of
            Allegheny County                         --        2,605
                                                 --------   --------
                                                   69,736    30, 870
                                                 --------   --------
         Net due (to) from affiliates            $153,998   $147,503
                                                 ========   ========

         Throughout the year, the Company pays a management fee to various affiliates of Oak Springs. The Company paid management fees of $151,267 and $321,627 during the years ended December 31, 1997 and 1996, respectively.

         Oak Springs maintains a workers compensation policy which covers the Company. The Company paid Oak Springs $292,697 and $245,218 during the years ended December 31, 1997 and 1996, respectively, related to this policy.


--------------------------------------------------------------------------------
ITEM 8.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                  REGISTERED
--------------------------------------------------------------------------------

         The Company is registering all of its authorized shares of capital stock with a par value of One Mill ($0.001) per share. The Company has two classes of common stock.

         The Company's articles of incorporation, as amended, authorize 200,010,000 shares of common stock. The authorized shares of common stock are divided into two classes, Class A Common Stock and Class B Common Stock. Two hundred thousand (200,000,000) shares of Class A Common Stock are authorized and 10,000 shares of Class B Common Stock are authorized. The issued and outstanding shares of the Company's Class B Common Stock are authorized to elected two thirds (2/3) of the members of the Company's board of directors. Accordingly, the issued and outstanding shares of the Company's Class A Common Stock are authorized to elect one third of the members of the board.

         All the shares of common stock issued are fully-paid and non-assessable. The holders of the Company's common stock have no pre-emptive or preferential rights and cumulative voting of the shares of common stock is not permitted. Each share of common stock is entitled to one vote at stockholders meetings, either in person or by proxy, subject to the provisions of the Company's articles of incorporation, as amended, with regard to the election of directors.

"Anti-Takeover" Provisions

         Although the Board of Directors is not presently aware of any takeover attempts, the Company's Certificate of Incorporation and By-laws contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage, or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by the Board of Directors and approved by the stockholders of the Company.

         Authorized but Unissued Shares. The Company has authorized 200,010,000 shares of common stock. The authorized shares of common stock are divided into two classes, Class A Common Stock and Class B Common Stock. Two hundred thousand (200,000,000) shares of Class A Common Stock are authorized and 10,000 shares of Class B Common Stock are authorized. These shares were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing, mergers, stock dividends, stock splits, stock options and other purposes. The Company has no agreements, commitments or plans at this time for the sale or use of the additional shares of capital stock except as described herein. To date, the Company has issued 12,621,202 shares of Class A Common Stock. All of the Company's 10,000 shares of its authorized Class B Common Stock are issued and outstanding and owned by one (1) shareholder, Oak Springs Nursing Home Limited Partnership. The owners of the issued and outstanding shares of the Company's Class B Common Stock are entitled to elect two-thirds (2/3rds) of the directors of the Company. Accordingly, the issued and outstanding shares of the Company's Class A Common Stock are authorized to elect one-third of the members of the board.

         No Cumulative Voting. The Company's Certificate of Incorporation and By-laws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than fifty percent (50%) of the outstanding shares voting to elect one or more members of a Board of Directors. Without cumulative voting for the election of directors, the vote of holders of plurality of the shares voting is required to elect any member of a Board of Directors and would be sufficient to elect all the members of the Board of Directors being elected.

         General Effect of Anti-Takeover Provisions. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of the Company's capital stock at that time. In addition, these provisions may have the effect of assisting the Company's current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of the Company's business.

PART II

--------------------------------------------------------------------------------
ITEM 1.           MARKET PRICE OF AND DIVIDENDS ON  REGISTRANT'S
                  COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
--------------------------------------------------------------------------------

Market Information:

         The Company's Class A Common Stock is traded on the NASDAQ "Bulletin Board" under the symbol MAHN. High and low bid prices for such shares during each quarter for the last two (2) years follows:

                             Capital Stock
                 ---------------------------------------------
                 Quarter Ended        High Bid        Low Bid
                 ---------------------------------------------


                 December 31, 1997    $ 0.5625        $ 0.5625
                 September 30, 1997   $ 1.0           $ 0.5625
                 June 30, 1997        $ 0.7           $ 0.375
                 March 31, 1997       $ 1.0           $ 0.5
                 December 31, 1996    $ 1.0           $ 0.375
                 September 30, 1996   $ 0.75          $ 0.25
                 June 30, 1996        $ 0.875         $ 0.625
                 March 31, 1996       $ 1.375         $ 0.625

         There is no market for the Company's Class B Common Stock.

Holders:

         There were approximately 439 holders of record of the Company's Class A Common Stock. All of the Company's 10,000 shares of its authorized Class B Common Stock are issued and outstanding and owned by one (1) shareholder, Oak Springs Nursing Home Limited Partnership.

Dividends:

         The Company has never paid cash dividends on its stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

--------------------------------------------------------------------------------
ITEM 2.  LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

         The Company is not party to, and none of the Company's property is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings that will have a materially adverse effect upon the Company's financial condition or operation.




--------------------------------------------------------------------------------
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
--------------------------------------------------------------------------------

         There have been no disagreements with the Company's independent accountants over any item involving the Company's financial statements. The Company's independent accountants are Eggleston Smith, P.C. located at 603 Pilot House Drive, Suite 400, Newport News, Virginia 23606.




--------------------------------------------------------------------------------
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
--------------------------------------------------------------------------------

         During the last three (3) years, the Company has issued shares to individuals in return for services rendered to the Company. In each such instance, the Company has relied upon the exemption from registration under
Section 4(2) of the Securities Act in issuing the shares. All of the stock certificates issued in this regard contain a legend imprinted thereon setting forth the exemption from registration claimed. The transfer agent has placed "stop transfer" instructions on each stock certificate with orders that such stock cannot be transferred except in accordance with applicable securities laws. The following is a list of the shares of the Company's Class A Common Stock issued during the last three (3) years:

         Date              Registered Owner                    No. Shares
         ----              ----------------                    ----------

         7-05-95           Herbert M. Hurst                        25,000
         7-18-95           Kristine Birmingham                      5,000
                           Thomas Garbark                           5,000
                           Barbara Piskor                           4,000
                           Marc Solibakke                           2,000
                           Martin Trettel                           1,000
         8-30-95           Diana J. Hill                            1,500
                           Philip Warman                            5,156
                           Kristine A. Birmingham                   6,481
                           Kathryn Warman                           1,452
                           Dennis Light                             2,000
                           Adroam Berru                             6,165
                           Thomas Barbark                           3,474
                           Various                                635,620
         9-18-95           James Ramser                             5,000
                           Maximillian Tufts                        5,000
                           David Snyder                            15,000
                           G. E. Borst                              7,000
         10-6-95           Susan Coleman                           10,000
                           Barbara Piskor                          40,000
         11-3-95           Judy Lambour                             4,000
         12-5-95           Karen Lovegren Smith                     2,500
                           Hilda Laing                             10,000
         12-21-95          Martha Lee Browning                      5,000
         12-27-95          Lorrie Z. Roth                           2,000
         2-09-96           Hilda Laing                             10,000
         7-09-96           Christine Dux                           12,040
         9-12-96           Donna Dyak                               1,730
         4-14-97           Gary L. Paz                              2,000
                           Florence Meyers                          2,000
                           Barbara Piskor                           3,800
                           Dennis Light                            21,000
                           Kristine Birmingham                      4,200
                           Ronald Messenheimer                      4,000
                           Kristine Birmingham                     25,000
                           Kristine Birmingham                     25,000
                           Roby Cruz                                7,000

--------------------------------------------------------------------------------
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------


         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by the Company.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

--------------------------------------------------------------------------------
                                    PART F/S
--------------------------------------------------------------------------------


The following financial statements are filed with this Form 10-SB:










                     MID-ATLANTIC HOME HEALTH NETWORK, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED FINANCIAL REPORT

                                DECEMBER 31, 1997

                                 C O N T E N T S



                                                                           Pages

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS

  Consolidated balance sheets                                            3 and 4

  Consolidated statements of income                                            5

  Consolidated statements of stockholders' equity                              6

  Consolidated statements of cash flows                                        7

  Notes to consolidated financial statements                              8 - 16

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
Mid-Atlantic Home Health Network, Inc.
  and Subsidiaries


               We have audited the accompanying consolidated balance sheets of Mid-Atlantic Home Health Network, Inc. and Subsidiaries (the Company), as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mid-Atlantic Home Health Network, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

               As discussed in Note 10, the Company may be liable for additional amounts related to a potential purchase price adjustment of a previously acquired subsidiary. The ultimate amount, if any, of the adjustment cannot be determined; however, management is of the opinion that it will not have a material effect on the Company's financial position.







March 13, 1998

15/1

                              FINANCIAL STATEMENTS

                                   YEARS ENDED

                           DECEMBER 31, 1997 AND 1996

                     MID-ATLANTIC HOME HEALTH NETWORK, INC.
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1997 and 1996


                                                            1997                      1996
                                                      -----------------         ------------------
               ASSETS

CURRENT ASSETS
  Cash and cash equivalents                           $         578,699         $          235,136
  Accounts receivable, net of allowances of
    $44,071 in 1997 and $86,894 in 1996                         468,543                    492,170
  Due from affiliates                                           153,998                    147,503
  Prepaid expenses and other current assets                      70,911                    101,002
  Deferred tax asset                                             34,000                     41,000
                                                      -----------------         ------------------

               Total current assets                           1,306,151                  1,016,811
                                                      -----------------         ------------------

PROPERTY AND EQUIPMENT, net                                     260,103                    278,917
                                                      -----------------         ------------------

OTHER ASSETS
  Deposits                                                      410,617                    413,594
  Goodwill, net of accumulated amortization of
    $181,663 in 1997 and $140,974 in 1996                       712,048                    752,737
  Other assets, net of accumulated amortization
    of $149,045 in 1997 and $100,186 in 1996                     32,347                    101,949
                                                      -----------------         ------------------

               Total other assets                             1,155,012                  1,268,280
                                                      -----------------         ------------------

               Total assets                           $       2,721,266         $        2,564,008
                                                      =================         ==================









See Notes to Consolidated Financial Statements.

                     MID-ATLANTIC HOME HEALTH NETWORK, INC.
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1997 and 1996


                                                                  1997                      1996
                                                            -----------------         ------------------
   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Current maturities of long-term debt                      $          93,405         $           96,457
  Accounts payable                                                    205,913                    185,631
  Accrued salaries and related employee benefits                      323,266                    291,563
  Other current liabilities                                           124,702                    186,564
  Deferred revenue                                                     29,700                     30,300


               Total current liabilities                              776,986                    790,515

LONG-TERM DEBT, net of current maturities                             241,248                    248,708
                                                            -----------------         ------------------

               Total liabilities                                    1,018,234                  1,039,223
                                                            -----------------         ------------------

STOCKHOLDERS; EQUITY
  Common  stock,  Class  A,  $.001  par
    value,  200,000,000  shares  authorized
    12,621,202 shares issued and outstanding
    at December 31, 1997;  12,527,202
    shares issued and outstanding at
    December 31, 1996                                                  12,621                     12,534
  Common stock, Class B, $.001 par value,
    10,000 shares authorized, issued and
    outstanding                                                            10                         10
  Preferred stock, $1 par value, 5,000,000
    shares authorized, 10,000 shares issued
    and outstanding                                                    10,000                     10,000
  Additional paid-in capital                                        1,103,485                  1,074,832
  Retained earnings                                                   766,166                    591,659
                                                            -----------------         ------------------
                                                                    1,892,282                  1,689,035
  Stock subscription receivable                                      (189,250)                  (164,250)
                                                            -----------------         ------------------

               Total stockholders' equity                           1,703,032                  1,524,785
                                                            -----------------         ------------------

               Total liabilities and stockholders' equity   $       2,721,266         $        2,564,008
                                                            =================         ==================

                     MID-ATLANTIC HOME HEALTH NETWORK, INC.

                                AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                           December 31, 1997 and 1996


                                                        1997                      1996
                                                  -----------------         ------------------

REVENUES                                          $      13,740,390         $       14,268,495
                                                  -----------------         ------------------

EXPENSES
  Patient care costs                                     10,071,783                 10,628,741
  General and administrative                              3,020,441                  2,905,917
  Amortization                                              149,320                    112,029
  Interest expense, net                                     264,678                    361,777
                                                  -----------------         ------------------

               Total expenses                            13,506,222                 14,008,464
                                                  -----------------         ------------------

               Income before income taxes                   234,168                    260,031

PROVISION FOR INCOME TAXES                                   58,461                     51,566
                                                  -----------------         ------------------

               Net income                         $         175,707         $          208,465
                                                  =================         ==================

EARNINGS PER COMMON SHARE                         $            . 01         $            . 02
                                                  =================         =================




























See Notes to Consolidated Financial Statements.

                     MID-ATLANTIC HOME HEALTH NETWORK, INC.
                                AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     Years Ended December 31, 1997 and 1996


                                                                                                       Additional
                                                    Common Stock                     Preferred           Paid-In
                                             Class A             Class B               Stock             Capital
                                        ---------------     ---------------     ---------------    ----------------
Balance, December 31, 1995                       12,695                  10                   -    $      1,408,056

  Sale of 10,000 shares of
    preferred stock options                           -                   -              10,000                   -
  Exercise of stock options for
    13,770 shares of Class A
    common stock                                     14                   -                   -               6,871
  Payments on stock subscribed
    net of subscriptions returned
    or cancelled                                   (175)                  -                   -            (340,095)
  Dividend on preferred stock                         -                   -                   -                   -
  Net income                                          -                   -                   -                   -
                                        ---------------     ---------------     ---------------    ----------------

Balance, December 31, 1996                       12,534                  10              10,000           1,074,832

  Issuance of 44,000 shares
    of stock as compensation                         37                   -                   -               3,703
  Exercise of stock options for
    50,000 shares of Class A
    common stock                                     50                   -                   -              24,950
  Payments on stock subscribed
    net of subscriptions returned
    or cancelled
  Dividend on preferred stock                         -                   -                   -                   -
  Net income                                          -                   -                   -                   -
                                        ---------------     ---------------     ---------------    ----------------

Balance, December 31, 1997                       12,621                  10              10,000    $      1,103,485
                                        ===============     ===============     ===============    ================





                                                                   Stock
                                              Retained        Subscriptions
                                              Earnings           Receivable             Total
                                         ---------------     ---------------     ---------------
Balance, December 31, 1995               $       383,494     $      (524,400)    $     1,279,855

  Sale of 10,000 shares of
    preferred stock options                            -                   -              10,000
  Exercise of stock options for
    13,770 shares of Class A
    common stock                                       -                   -               6,885
  Payments on stock subscribed
    net of subscriptions returned
    or cancelled                                       -             360,150              19,880
  Dividend on preferred stock                       (300)                  -                (300)
  Net income                                     208,465                   -             208,465
                                         ---------------     ---------------     ---------------

Balance, December 31, 1996                       591,659            (164,250)          1,524,785

  Issuance of 44,000 shares
    of stock as compensation                           -                   -               3,740
  Exercise of stock options for
    50,000 shares of Class A
    common stock                                       -             (25,000)                  -
  Payments on stock subscribed
    net of subscriptions returned
    or cancelled
  Dividend on preferred stock                     (1,200)                  -              (1,200)
  Net income                                     175,707                   -             175,707
                                         ---------------     ---------------     ---------------

Balance, December 31, 1997               $       766,166     $      (189,250)    $     1,703,032
                                         ===============     ===============     ===============




See Notes to Consolidated Financial Statements.


                     MID-ATLANTIC HOME HEALTH NETWORK, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           December 31, 1997 and 1996


                                                                   1997                  1996
                                                             -----------------     ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                 $         175,707     $          208,465
  Adjustments to reconcile net income to net
    cash provided by (used in) operating activities:
      Depreciation                                                      26,234                 30,118
      Amortization                                                     149,320                112,029
      Deferred taxes                                                     7,000                 29,475
      Issuance of stock for services rendered                            3,740                      -
      Proceeds from sale of accounts receivable                      9,304,937             11,377,911
      Changes in assets and liabilities:
        Accounts receivable                                         (9,281,310)           (11,060,272)
        Due from affiliates                                             (6,495)                56,322
        Prepaid expenses and other current assets                            -                (40,875)
        Due to affiliates                                                2,977               (248,183)
        Deposits                                                        20,279                      -
        Accounts payable                                                     -                 (9,935)
        Accrued salaries and related employee benefits                  31,703               (160,664)
        Other current liabilities                                      (61,862)              (314,803)
        Income taxes payable                                                 -                (22,303)
        Deferred revenue                                                  (600)                30,300
                                                             -----------------     ------------------

               Net cash provided by (used in)
                 operating activities                                  371,630                (12,415)
                                                             -----------------     ------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment                                  (16,355)               (14,794)
                                                             -----------------     ------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Sale of common and preferred stock                                         -                 16,885
  Repayment of long-term debt                                          (10,512)               (18,175)
  Exercise of stock options                                                                    19,880
  Increase in other assets                                                                    (33,493)
  Dividend paid on preferred stock                                      (1,200)                  (300)
                                                             -----------------     ------------------

               Net cash used in financing activities                   (11,712)               (15,203)
                                                             -----------------     ------------------

               Net increase (decrease) in cash
                 and cash equivalents                                  343,563                (42,412)

CASH AND CASH EQUIVALENTS
  Beginning                                                            235,136                277,548
                                                             -----------------     ------------------

  Ending                                                     $         578,699     $          235,136
                                                             =================     ==================



See Notes to Consolidated Financial Statements.

                     MID-ATLANTIC HOME HEALTH NETWORK, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 1.        Organization and Significant Accounting Policies

               Organization. The consolidated financial statements include the accounts of Mid-Atlantic Home Health Network, Inc. (MAHN) and its subsidiaries (collectively referred to herein as the Company). The subsidiaries include Western Pennsylvania Home Health Network, Inc. (Western Pennsylvania), Hunt Country Nursing Services, Inc. (Hunt Country Nursing), Hunt Country Home Health, Inc. (Home Health), and Altis Federal Services d/b/a National Nurses Services, Inc. Approximately 80% of MAHN's outstanding shares are owned by Oak Springs Nursing Home Limited Partnership (Oak Springs).

               The Company is engaged in the business of providing integrated home health services with an emphasis in providing nursing staff services to hospitals, nursing homes and other facilities. The Company operates in Virginia, Maryland, the District of Columbia and Pennsylvania.

               Basis of consolidation. All significant intercompany accounts and transactions have been eliminated.

               Net revenues. Net revenues are reported at the estimated net realizable amounts from patients, third party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third party payors. Revenue received under third-party agreements is subject to audit. Any adjustments as a result of these audits are reflected in current operations. Approximately 12% and 12% of the Company's net revenues for the years ended December 31, 1997 and 1996, respectively, were from participation in Medicare and state Medicaid programs. In addition, approximately 35% and 43% of the Company's net revenues for the year ended December 31, 1997 and 1996, was from contracts with state and local governmental correctional facilities, including the Commonwealth of Virginia and the District of Columbia.

               At December 31, 1997 and 1996, 20% and 2%, respectively, of net accounts receivable were due from Medicare and Medicaid. The ability of payors to meet their obligations depends upon their financial stability, future legislation and regulatory actions.

               The Company does not believe there are any significant credit risks associated with receivables from Medicare and Medicaid.

               Property and equipment. Property and equipment are recorded at cost. The cost and the related accumulated depreciation are removed from the accounts in the year the related asset is sold or retired. Depreciation is computed using the straight line method over the estimated economic lives of the assets, commencing at the time the assets are placed into service.


                                                                     (Continued)

                     MID-ATLANTIC HOME HEALTH NETWORK, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 1.        Organization and Significant Accounting Policies (Concluded)

               Cash and cash equivalents. Cash and cash equivalents include cash on hand and in the bank as well as any investment purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Cash equivalents are carried at cost which approximates fair value.

               Under the Company's cash management system, checks issued but not yet presented to banks frequently result in overdraft balances for accounting purposes. The overdraft balances have been netted with positive balances and are classified as "cash and cash equivalents" in the consolidated balance sheet.

               Goodwill and other assets. Goodwill arises from acquisitions and represents the excess of purchase price over identifiable acquired net assets, and is amortized on a straight-line basis over 20 years. Other assets principally consist of the estimated value of the assembled workforce and capitalized fees related to other long-term agreements and transactions. Other assets are amortized on a straight-line basis over a period of 3 to 5 years.

               Income taxes. The income tax provision includes federal and state income taxes both currently payable and deferred because of differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when necessary to reduce deferred tax assets to the amounts expected to be realized.

               Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               Stockholders' equity. The Company has three classes of stock. Two hundred million shares of Class A common stock have been authorized. The Class A shareholders have the right to elect one third of the directors of the Company. Ten thousand shares of Class B common stock, with the right to elect two thirds of the directors, have also been authorized. Additionally, five million shares of Class C convertible preferred stock have been authorized. The preferred stock is paid a dividend of 12%.

               Earnings per share. Earnings per common share are computed by dividing the weighted average number of shares outstanding into net income. Diluted earnings per share are not presented because the outstanding stock options are not dilutive.

                     MID-ATLANTIC HOME HEALTH NETWORK, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 2.        Accounts Receivable

               Accounts receivable arise from the provision of home health services to hospitals, nursing homes and other facilities in the Virginia, Maryland, District of Columbia and Pennsylvania areas. The principal payors for these services are the patients, insurance companies, various state and local government agencies, other institutional providers of healthcare, the Medicare program, and certain Medicaid programs.

               The provision for doubtful accounts for the years ended December 31, 1997 and 1996, was $44,071 and $86,894, respectively.

               National Nurses Service and Home Health are parties to Sale and Subservicing Agreements (the agreements) with an unrelated organization (the Lender) collateralizing substantially all accounts receivable balances. The National Nurses Service agreement is dated July 6, 1995, and has a termination date of May 31, 1998, while the Home Health agreement is dated September 29, 1994, and has a termination date of December 31, 1997. The agreements specify that reserve deposits representing approximately 17% of the accounts receivable collateral be retained by the Lender. As of December 31, 1997 and 1996, $410,517 and $413,594, respectively, classified as "deposits" on the accompanying consolidated balance sheets, related to these agreements. Under the terms of these agreements, National Nurses Service and Home Health are required to refund any financed accounts receivable balances not collected by the Lender within 180 days. Management does not anticipate having to refund any financed amounts.

               The proceeds from these transactions, net of fees and retained reserve deposits were $9,304,937 and $11,377,911 during the years ended December 31, 1997 and 1996, respectively, and were utilized to fund operations.

Note 3.        Property and Equipment

               As of December 31, 1997 and 1996, property and equipment consisted of the following:

                                                              1997                1996
                                                        -----------------   ------------------
                 Building and building improvements     $         320,818   $          320,818
                 Furniture and equipment                          371,491              355,135
                                                        -----------------   ------------------
                                                                  692,309              675,953
                 Less accumulated depreciation                    432,206              397,036
                                                        -----------------   ------------------
                                                        $         260,103   $          278,917
                                                        =================   ==================

                     MID-ATLANTIC HOME HEALTH NETWORK, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 4.        Long-Term Debt

               Long-term debt as of December 31, 1997 and 1996, consisted of the following:

                                                                         1997                 1996
                                                                   -----------------    ------------------
                 Note Payable, C.W. Cobb, collateralized
                   by first deed of trust on building and
                   guaranteed by the general partners
                   of Oak Springs.  Payable in monthly
                   installments of $761, including
                   interest at 11%.  Due April, 2021.              $          67,124    $           67,658

                 Note Payable, C.W. Cobb, collateralized
                   by second deed of trust on building
                   and guaranteed by the general
                   partners of Oak Springs.  Payable in
                   monthly installments of $221,
                   including interest at 13%.  Due
                   April, 2021.                                               18,804                18,985

                 Note Payable, York Federal Savings and
                   Loan.  Payable in monthly installments
                   of $796, including interest at 9.5%.
                   A balloon payment of $86,809 was due
                   July, 1997.  The note is being
                   renegotiated.                                              84,961                86,255

                 Note Payable, Crestar Mortgage Corp.,
                   collateralized by building and
                   guaranteed by the  managing general
                   partner of Oak Springs.  Payable in
                   monthly installments of $772,
                   including interest at 8%.  Due
                   December, 2024.                                            83,106                84,553

                 Note  Payable,  Manifest  Group,
                   collateralized  by  computer equipment.
                   Payable in monthly installments of
                   $170, including interest at 17.62%.
                   Due September, 1997.                                            -                 2,522

                     MID-ATLANTIC HOME HEALTH NETWORK, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 4.        Long-Term Debt (Concluded)

                                                                   1997                 1996
                                                             -----------------    ------------------
                 Note Payable, Central Fidelity Bank
                   guaranteed by the general partners
                   of Oak Springs, payable in monthly
                   installments of $1,668, including
                   interest at 11.21%.  Due December 5,
                   2007.                                     $          80,658                85,192
                                                             -----------------    ------------------
                                                                       334,653               345,165
                 Less current maturities                                93,405                96,457
                                                             -----------------    ------------------
                                                             $         241,248    $          248,708
                                                             =================    ==================

               The  net  book  value  of  assets  as  of  December   31,   1997,
collateralizing the aforementioned long-term debt was $240,153.

               Annual maturities of long-term debt outstanding at December 31, 1997, are as follows:

                        1998                         $          93,405
                        1999                                     9,291
                        2000                                    10,224
                        2001                                    12,138
                        2002                                    13,351
                        Thereafter                             196,244
                                                     -----------------
                                                     $         334,653
                                                     =================

Note 5.        Stock Option Plan and Stock Subscriptions

               The Company has an Incentive Stock Option Plan that includes virtually all officers and key employees. The Series B options, which expired in 1997 and the Series C options which expire in 1998 originally had an exercise price of $1 per share. In 1996, the Company reduced the option price to $.50 per share. Options that have been exercised were financed by the Company through notes bearing interest at 8%. The unpaid balances of outstanding notes receivable for stock purchases are shown as a reduction of stockholders' equity.

               During 1996, certain stock subscriptions were canceled because of non-payment.

               During 1997, the Company did not receive any payments on outstanding notes receivable for the purchase of shares. Because the market value of the outstanding shares is below the option price, the Company has suspended the required payments (including interest) on these notes.

               A summary of the status of the Company's incentive stock option plans as of December 31, 1997 and 1996, and changes during the years ending on those dates is presented below:
                                                                     (Continued)

                     MID-ATLANTIC HOME HEALTH NETWORK, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 5.        Stock Option Plan and Stock Subscriptions (Concluded)

                                                                Exercisable Stock Options
                                          --------------------------------------------------------------------
                                                                                Exercised
                                             Outstanding        Granted        or Canceled       Outstanding
                                              Beginning          During           During           At End
                                              of Year           the Year         the Year          of Year
                                          ---------------  ----------------  ---------------  ----------------
                 1997
                   Shares
                     Series C             $       181,000  $              -  $        25,000  $        156,000
                   Weighted average
                     exercise price                  .50                  -             .50              .50

                 1996
                   Shares
                     Series B                     362,500                 -          212,000           150,500
                     Series C                     393,000                 -          212,000           181,000
                   Weighted average
                     exercise price                 1.00                  -             .50              .50

               The Company accounts for its stock option plans in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, which does not allocate costs to stock options granted at current market values. The Company could, as an alternative, allocate costs to stock options using option pricing models, as provided in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Because of the limited number of options granted and the limited amount of trading activity in the Company's stock, management believes that the Company's stock options are best accounted for in accordance with APB Opinion No. 25. Had the Company accounted for its stock options in accordance with SFAS No. 123, net earnings and earnings per share would not have been materially different from reported amounts.

Note 6.        Lease Commitments

               The Company leases certain office facilities and other equipment under non- cancelable leases for terms ranging from one to five years. Future minimum lease payments under these operating leases are as follows:

                        1998                              $          20,781
                        1999                                          9,745
                        2000                                          3,163
                        2001                                          2,623
                                                          -----------------
                 Total future minimum lease payments      $          36,312
                                                          =================

               During 1997 and 1996, rent expense for all operating leases totaled $131,976 and $134,486, respectively.

                     MID-ATLANTIC HOME HEALTH NETWORK, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 7.        Income Taxes

               The Company files a consolidated Federal income tax return which includes Western Pennsylvania, Hunt Country Nursing, Home Health and National Nursing Service. The Company and its subsidiaries file separate returns for state purposes.

               The provision for income taxes for the years ended December 31, 1997 and 1996, was comprised of the following:

                                                           1997                  1996
                                                     -----------------     ------------------
                 Current provision                   $          51,461     $           81,041

                 Deferred provision (benefit)                    7,000                (29,475)
                                                     -----------------     ------------------
                 Total provision                     $          58,461     $           51,566
                                                     =================     ==================

               The provision for income taxes differed from the amount of income tax determined by applying the applicable federal statutory tax rate to pre-tax income as a result of the following:

                                                                  1997                 1996
                                                            -----------------    -----------------
                 Statutory federal tax rate                        34%                  34%
                 State taxes, net of federal benefit                3%                   4%
                 Goodwill amortization                            (14)%                 (5)%
                 Other                                              2%                 (13)%
                 Effective tax rate                                25%                  20%
                                                            =================    =================

               The deferred tax asset relates to the allowance for doubtful accounts reflected on the balance sheet and incurred but not reported claims recorded through current earnings. Realization of the deferred tax asset is contingent on the occurrence of a write-off of the accounts receivable for tax purposes and payment of premiums to the insurer or payments of actual claims. No valuation allowance was established since the Company believes it is more likely than not that this asset will be realized.

Note 8.        Related Party Transactions

               Periodically, Oak Springs and its affiliates provide the Company with funds needed for various transactions. Oak Springs also enters into debt on behalf of the Company. Rather than Oak Springs immediately transferring cash to the Company at the time the debt is entered into, the Company records an amount due from affiliate. Amounts due from and due to affiliates as of December 31, 1997 and 1996, were as follows:

                                                                     (Continued)

                     MID-ATLANTIC HOME HEALTH NETWORK, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 8.        Related Party Transactions (Concluded)

                                                           1997                 1996
                                                     -----------------    ------------------
                 Due from affiliates:
                   Oak Springs                       $         181,924    $          132,433
                   Center for Ambulatory/
                     Home Infusion Services                      9,783                16,240
                   Health Care Ventures, Inc.                                         29,700
                   Home Health Services of
                     Allegheny County, Inc.                     31,881                     -
                   Core Connection of
                     Pennsylvania, Inc.                            146                     -
                                                     -----------------    ------------------
                                                     $         223,734    $          178,373
                                                     =================    ==================

                 Due to affiliates:
                   Health Care Ventures, Inc.        $          44,551    $                -
                   Health Ventures Group                        25,185                28,265
                   Home Health Services of
                     Allegheny County                                -                 2,605
                                                     -----------------    ------------------
                                                                69,736                30,870
                                                     -----------------    ------------------
                   Net due (to) from affiliates      $         153,998    $          147,503
                                                     =================    ==================

               Throughout the year, the Company pays a management fee to various affiliates of Oak Springs. The Company paid management fees of $151,267 and $321,627 during the years ended December 31, 1997 and 1996, respectively.

               Oak Springs maintains a workers compensation policy which covers the Company. The Company paid Oak Springs $292,697 and $245,218 during the years ended December 31, 1997 and 1996, respectively, related to this policy.

Note 9.        Supplementary Cash Flow Information

               Interest paid during 1997 and 1996 was $265,949 and $358,533, respectively. Income taxes paid during 1997 and 1996 were $37,252 and $92,583, respectively.

                     MID-ATLANTIC HOME HEALTH NETWORK, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


Note 10.       Contingent Liability

               As part of the acquisition of National Nurses Service, Inc. on June 30, 1995, the Company issued 500,000 shares of common stock. The stock purchase agreement calls for an adjustment of the purchase price on June 30, 1998, if the market value of the stock is less than $800,000 ($1.60 per share), during the ten-day period immediately preceding June 30, 1998. The purchase price adjustment, to be paid in cash, is the difference between the market value and $800,000. The stock has had limited trading activity and recent sales prices have been in the range of $.0625 to $.375. Based on those prices the purchase price adjustment could be in the range of $612,500 to $768,750.

               The holder of the 500,000 shares, Atlis Federal Services, Inc., is currently in bankruptcy. The Company has started negotiations with the creditors committee to settle the potential purchase price adjustment.

               The Company is also considering listing its securities on a national securities exchange to increase the level of trading activity.

               The acquisition of National Nurse's Service was accounted for as a purchase and the Company recorded approximately $800,000 in goodwill. The payment of any purchase price adjustment would not change the underlying assets acquired. Accordingly, payments would reduce the originally recorded value of stock issued and reduce the amount of paid-in capital.

               In the opinion of management, the amount of the purchase price adjustment, if any, will not have a material effect on the Company's financial position.

PART III

--------------------------------------------------------------------------------
ITEM 1.  INDEX TO EXHIBITS
--------------------------------------------------------------------------------



         The following exhibits are filed with this Form 10-SB:

Assigned
Number                     Description
------                     -----------

3(ii)                      By-laws of the Company


10.      Material Contracts:

         (a) Exchange Agreement dated June 13, 1995 by and between the stockholders of Mid-Atlantic Home Health Network, Inc. and Oak Springs Nursing Home Limited Partnership.


21.      List of Subsidiaries


27.      Financial Data Schedule

--------------------------------------------------------------------------------
ITEM 2.  DESCRIPTION OF EXHIBITS
--------------------------------------------------------------------------------


         The documents required to be filed under Item 2 are listed in Item 1 of this Part III above.

--------------------------------------------------------------------------------
                                   SIGNATURES
--------------------------------------------------------------------------------


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 1998.


                                            MID-ATLANTIC HOME HEALTH NETWORK,
                                            INC.



                                            By:    /s/ Dennis S. Light
                                                   --------------------------
                                                     Dennis S. Light
                                                     President




                                            By:    /s/ J. L. Mathews, M.D.
                                                   --------------------------
                                                     J.L. Mathews, M.D.
                                                     Secretary